Exhibit 17
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Hand Delivered
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October 7, 1998



DTI Holdings, Inc.
Digital Teleport, Inc.
8112 Maryland Ave.
St. Louis, Missouri 63105

Gentlemen:

During the last several months I have spent hundreds of hours in the offices of Digital Teleport and DTI Holdings in an effort to help Richard Weinstein, CEO, with several management issues facing Digital Teleport and DTI Holdings. As a result of my observations during this period and my resulting disagreements with DTI Holdings and Digital Teleport on the matters relating to their operations, policies and practices described below, I must submit my resignation, effective immediately, from the Boards of DTI Holdings and Digital Teleport.

In accordance with Items 5 and 6 of SEC Form 8-K, I formally request that my resignation and the matters described below be disclosed on Form 8-K to be filed with the Securities Exchange Commission.

As I discussed with you in special meetings of both Boards today, I believe the companies need to more thoroughly analyze their core business and technology strategies. The present process for developing and reviewing these strategies is inadequate. I also believe that the existing, hierarchical approach to management has severe shortcomings that will continue to thwart the timely development of the companies. Finally, I believe that the basic workplace environment that the companies provide their employees is not conducive to realizing the full potential of the companies or their employees.

I would like to thank Messrs. Wasson, Beaudoin, Hager and Sheehy for their friendship and past support although the opinions discussed above are mine alone.

Regards,



James V. O'Donnell